

By Electronic Mail

June 21, 2022

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: ALPS ETF Trust
        Issuer CIK: 0001414040
        Issuer File Number: 333-148826/811-22175
        Form Type: 8-A12B
        Filing Date: June 21, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- ALPS | O'Shares U.S. Quality Dividend ETF (OUSM)
- ALPS | O'Shares U.S. Small-Cap Quality Dividend ETF (OUSA)
- ALPS | O'Shares Global Internet Giants ETF (OGIG)
- ALPS | O'Shares Europe Quality Dividend ETF (OEUR)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications